Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
________________________________

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 6, 2026
________________________

March 30, 2026
Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the 2026 annual general meeting of shareholders, or the Meeting, of MediWound Ltd., or the Company, to be held at 10:00 a.m. Eastern Daylight Time (EDT) on Wednesday, May 6, 2026, at the offices of Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

The Meeting is being called for the following purposes:

(1)
Re-election of each of Mr. Nachum Shamir, Dr. Vickie R. Driver, Mr. David Fox, Mr. Shmuel (Milky) Rubinstein, and Mr. Stephen T. Wills to the Company’s board of directors, or Board, to serve until the next annual general meeting of shareholders of the Company and until their respective successors are duly appointed and qualified, or until their earlier resignation or removal;

(2)
Reappointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and for the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)	Approval of the payment of an annual cash bonus to the Company’s Chief Executive Officer, Mr. Ofer Gonen, in respect of his performance in 2025.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2025, as previously made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission, or SEC, on March 5, 2026, which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on March 31, 2026.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, under the Companies Law, the approval of Proposal 3 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•  the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•  the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

Descriptions of what constitutes a “controlling” shareholder and a conflict of interest (referred to under the Companies Law as a “personal interest”) are contained in the accompanying proxy statement.

Shareholders are requested to complete, date and sign all enclosed proxy cards and/or voting instruction forms, and to return them promptly in the pre-addressed envelopes. No postage will be required if they are mailed in the United States.

If you are a registered shareholder and will submit your completed, executed proxy card in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m., Eastern Daylight Time on May 5, 2026 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 1:00 p.m. Israel time (6:00 a.m. Eastern Daylight Time) on the date of the Meeting. Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions are provided in both the enclosed proxy statement and enclosed proxy card.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, please follow the enclosed instructions on your voting instruction form in order to submit your voting instructions to your broker, trustee or nominee. As an alternative to physically mailing your voting instruction form, you may use it for purposes of submitting your voting instructions online, at www.proxyvote.com.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding above a minimum threshold percentage of the outstanding voting rights of the Company as of the record date for the Meeting may submit to the Company a proposed additional agenda item for the Meeting. If the agenda item relates to the election of a new nominee to our Board or the removal of a currently serving member of our Board, the proposal may only be requested if the shareholder (and/or others joining with the shareholder) hold at least 5% of the voting power of our outstanding ordinary shares; for all other agenda items, the proposing shareholder(s) must hold at least 1% of such voting power. Any such proposal should be submitted to the Company’s Israeli offices, 42 Hayarkon St., Yavne 8122745, Israel, Attention: Mr. Yaron Meyer, Executive Vice President, General Counsel and Corporate Secretary, email: yaronm@mediwound.com, no later than April 7, 2026. To the extent that there are any additional agenda items that the Board determines to add as a result of any such shareholder submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than April 14, 2026, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K, or Form 6-K.

This notice and the enclosed proxy statement, as well as the form of proxy card, for the Meeting, are also being furnished to the SEC as exhibits to a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the “Investor Relations” portion of the Company’s website, at www.mediwound.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on April 19, 2026 at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, during normal business hours, Sunday to Thursday, upon prior coordination with the Company. Our telephone number at our registered office is +972-77-971-4100.

Sincerely, /s/ Nachum Shamir Nachum Shamir Chairman of the Board of Directors

- ii -

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of MediWound Ltd. (“us”, “we”, “MediWound”, “the Company” or “our Company”), to be voted at the 2026 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2026 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. Eastern Daylight Time (EDT) on Wednesday, May 6, 2026, at Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

This Proxy Statement, the attached Notice of 2026 Annual General Meeting of Shareholders and the enclosed proxy card and/or voting instruction form, are being made available to holders of MediWound ordinary shares, par value 0.07 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about April 6, 2026.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on March 31, 2026, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
Re-election of each of Mr. Nachum Shamir, Dr. Vickie R. Driver, Mr. David Fox, Mr. Shmuel (Milky) Rubinstein, and Mr. Stephen T. Wills, to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
Reappointment of Somekh Chaikin, a member firm of KPMG, as our independent registered public accounting firm for the year ending December 31, 2026, and the additional period until our next annual general meeting of shareholders, and authorization of the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)	Approval of the payment of an annual cash bonus to the Company’s Chief Executive Officer, Mr. Ofer Gonen, in respect of his performance in 2025.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2025, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2026 (the “2025 Form 20-F”), which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On March 30, 2026, we had 12,852,255 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, March 31, 2026, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our articles of association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a shareholder that beneficially holds shares through a bank, broker or other holder of record does not provide voting instructions, and the bank, broker or other record holder votes, on its own, on certain proposals being considered at the Meeting, but does not vote on a particular proposal because it does not have discretionary voting power for that particular item. It is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), the approval of Proposal 3 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company. For purposes of Proposal 3, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

We are not aware of any shareholder that would qualify as a controlling shareholder for purposes of the vote on Proposal 3.

A conflict of interest (referred to under the Companies Law as a “personal interest”) of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer, and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of a proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

Under the Companies Law, any shareholder participating in the vote on Proposal 3 must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposal 3, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 3. In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote or provide voting instructions by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 3, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of that proposal.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 3, you should not vote or provide voting instructions by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, and you should instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@mediwound.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 3, but will not be counted towards or against the special majority required for approval of that proposal.

How You Can Vote

You can vote your shares by attending the Meeting, by completing and signing a proxy card, or, if you are a shareholder holding your shares in “street name,” by providing voting instructions to your bank, broker or other nominee in one of the manners described below.

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Executive Vice President, General Counsel and Corporate Secretary via fax to +972-77-971-4111 or email to yaronm@mediwound.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel no later than 1:00 p.m., Israel time, on May 6, 2026 (the date of the Meeting), or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m., Eastern Daylight Time on May 5, 2026.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to all proposals. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting. You will be deemed to be confirming by way of submission of your proxy card that you are not a controlling shareholder and that you do not possess a conflict of interest in the approval of Proposal 3 (when submitting your vote on your proxy card on that proposal); if you cannot provide such a confirmation, please instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your vote on that proposal.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. As per the information that is being sent to you, a beneficial holder may provide voting instructions in one of three ways: (i) completing and mailing the physical voting instruction form in the envelope provided; (ii) completing the online version of the voting instruction form at www.proxyvote.com (please use your control number); and (iii) voting via telephone (by dialing the telephone number provided in the physical or electronic voting information being sent to you). Your physical voting instruction form must be received by 12:00 p.m., Eastern Daylight Time, on May 5, 2026 in order for your voting instructions to be included in the tally of votes for the Meeting. If you provide your voting instructions online or via telephone, you must submit those instructions by 11:59 p.m., Eastern Daylight Time, on May 5, 2026, in order for them to be included in the tally of votes for the Meeting. Because a beneficial holder is not a shareholder of record, you may not vote your shares in person at the Meeting unless you obtain and submit to us in advance of the Meeting (as described below) a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you owned your shares as of the record date for the Meeting (March 31, 2026).

If no voting instructions are received by the bank, broker or other nominee from you on or before the above dates and times established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to a specific proposal, and the broker, trustee or nominee may not cast a vote with respect to that proposal, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposal. Such shares have no impact on the outcome of the voting on any of the proposals.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters. You will be deemed to be confirming by way of submission of your voting instructions on the physical or electronic voting instruction form, or via the telephone voting procedure, that you are not a controlling shareholder and that you do not possess a conflict of interest in the approval of Proposal 3 (when submitting your voting instructions on that proposal); if you cannot provide such a confirmation, please instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@Mediwound.com, who will instruct you how to submit your voting instructions.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date and by submitting it prior to the above-described deadline for initially submitting your proxy. In the alternative, you may effectively revoke your proxy by voting in person at the Meeting. If you hold your shares in “street name”, you may change your voting instructions by following the directions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about April 8, 2026. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, (ii) each of our directors and officer individually, and (iii) all of our directors and executive officers as a group, based on publicly available information and/or information obtained by the Company upon its inquiry, which, except as indicated below, is provided as of March 30, 2026, as of which date there were 12,852,255 ordinary shares issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers
Nachum (Homi) Shamir	*	*
Ofer Gonen	275,424	2.11%
Vickie R. Driver	*	*
David Fox	*	*
Shmuel (Milky) Rubinstein	*	*
Stephen T. Wills	*	*
Shmulik Hess	*	*
Ety Klinger	*	*
Hani Luxenburg	*	*
Yaron Meyer	*	*
Robert Snyder	*	*
All executive officers and directors as a group (10 persons)(1)	781,588	6.05%

Principal Shareholders (who are not Directors or Executive Officers)
Clal Biotechnology Industries Ltd. and affiliates (2)	1,455,706	11.3%
HOLD Alapkezelo Zrt. (3)	1,039,954	8.1%
Rosalind Advisors, Inc. and affiliates (4)	912,319	7.0%
Mölnlycke Health Care (5)	872,093	6.8%
Yelin Lapidot Holdings Management Ltd. And affiliates (6)	763,069	5.9%
Deep Insight Limited Partnership and affiliates (7)	686,578	5.2%

*	Less than 1%.

(1)
Shares beneficially owned consist of 152,062 ordinary shares held directly or indirectly by such executive officers and directors, 598,488 ordinary shares issuable upon exercise of outstanding options and 31,038 ordinary shares issuable upon exercise of outstanding Series A warrants that are held by certain directors and executive officers, that are currently exercisable or exercisable within 60 days of March 25, 2026.

(2)
Based solely on Schedule 13D/A filed on October 3, 2025, Clal Biotechnology Industries Ltd. (“CBI”) owns directly 308,811 ordinary shares, and may be deemed to share voting and investment power over the 1,172,710 ordinary shares owned directly by Clal Life Sciences L.P. (“CLS”), the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. Each of Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“Access LLC”), Access Industries Management, LLC (“AIM”), Clal Industries Ltd. (“Clal Industries”) and Mr. Len Blavatnik may be deemed to share voting and investment power over the ordinary shares owned directly by CBI and CLS because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns Clal Industries, (viii) Clal Industries is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd. The foregoing persons, other than CBI and CLS, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

(3)
Based solely on Schedule 13G/A filed on February 13, 2026, HOLD Alapkezelo Zrt. beneficially owns an aggregate of 1,039,954 ordinary shares, with sole voting power and sole dispositive power over these shares. The address of HOLD Alapkezelo Zrt. is H-1123 Budapest, Alkotas u. 50., Hungary.

(4)
Based solely on Schedule 13G/A filed on February 11, 2026, Rosalind Master Fund L.P. (“RMF”) is the record owner of 749,054 shares of ordinary shares and 163,265 shares of ordinary shares issuable upon exercise of warrants. The warrants contain a blocker provision under which the holder thereof does not have the right to exercise any of the warrant to the extent that such exercise would result in beneficial ownership by the holder in excess of 9.99% of the ordinary shares. Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of Rosalind Advisors, Inc. and may be deemed to be the beneficial owner of shares held by RMF. Gilad Aharon is the portfolio manager and member of Rosalind Advisors, Inc. The reporting persons mentioned above have shared voting power and dispositive power with respect to the shares held by RMF. Notwithstanding the foregoing, Rosalind Advisors, Inc. and Mr. Salamon disclaim beneficial ownership of the shares. The address of RMF is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands, and the address of the rest of the foregoing persons is 15 Wellesley Street West, Suite 326, Toronto, Ontario M4Y 0G7 Canada.

(5)
Based solely on Schedule 13D filed on July 19, 2024, Mölnlycke Health Care AB (“Mölnlycke”), MHC Sweden AB, Mölnlycke Holding AB, Mölnlycke AB, Rotca AB, Patricia Industries AB, and Investor AB beneficially own an aggregate of 872,093 ordinary shares, and each reporting person has sole voting power and sole dispositive power over these ordinary shares. The address of each of Mölnlycke, MHC Sweden AB, Mölnlycke Holding AB and Mölnlycke AB is Gamlestadsvägen 3C, 415 11, Göteborg, Sweden. The address of each of Rotca AB, Patricia Industries AB and Investor AB is Arsenalsgatan 8C, SE-103 32, Stockholm, Sweden

(6)
Based solely on Schedule 13G/A filed on February 5, 2026, 434,084 ordinary shares are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (“Provident Funds”), and 328,985 ordinary shares are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (“Mutual Funds”). Each Provident Funds and Mutual Funds is a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”). Yelin Lapidot Holdings, Mr. Dov Yelin and Mr. Yair Lapidot have shared voting power and shared dispositive power over the ordinary shares held by Provident Funds and Mutual Funds. Notwithstanding the foregoing, each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, Provident Funds and Mutual Funds disclaims beneficial ownership of the ordinary shares. The address of each of the foregoing persons is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(7)
Based on information provided by the shareholder, the 686,578 ordinary shares include 408,397 ordinary shares that are issuable upon the exercise of warrants held directly by Deep Insight Limited Partnership (“Deep Insight”). Deep Insight Fund GP Limited Partnership (“Deep Insight GP LP”) is the sole general partner of Deep Insight, Deep Insight GP Ltd. (“Deep Insight GP Company”) is the sole general partner of Deep Insight GP LP, Deep Insight Management Ltd. (“Deep Insight Management”) is the management company of Deep Insight GP LP and each of Barak Ben-Eliezer and Dr. Eyal Kishon hold 50% of the outstanding shares of Deep Insight GP Company and Deep Insight Management. Deep Insight GP LP, Deep Insight GP Company, Deep Insight Management, Barak Ben-Eliezer and Dr. Eyal Kishon may be deemed to share voting and dispositive power with respect to the Ordinary Shares that are beneficially owned by Deep Insight. Barak Ben-Eliezer and Dr. Eyal Kishon disclaim beneficial ownership of the Ordinary Shares reported by Deep Insight herein. The address of each of the foregoing persons is 2 Rachel Imeinu St., Modiin, Israel 7177190.

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE
AND COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our 2025 Form 20-F contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to, the year ended December 31, 2025. Item 6.C of our 2025 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2025 Form 20-F— which we incorporate by reference herein— to obtain additional information.

PROPOSAL 1
RE-ELECTION OF DIRECTORS

Background

We currently have a Board that is composed of five directors - Nachum Shamir, Vickie R. Driver, David Fox, Shmuel (Milky) Rubinstein and Stephen T. Wills. On December 5, 2022, the Board elected, pursuant to the Companies Law regulations, to exempt our Company from compliance with the (i) requirement to appoint “external directors”, and (ii) the required composition of the audit committee and compensation committees of the Board under the Companies Law. At the time that it made that election, our Board affirmatively determined that we met the conditions for exemption from the external director and board committee composition requirements, including that: (i) we lacked a controlling shareholder; and (ii) a majority of the members of our Board, along with each of the members of the audit and compensation committees of the Board, are independent under the Nasdaq Listing Rules. Our Board has confirmed that determination recently, in the period leading up to the publication of this Proxy Statement.

Each of our directors is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected, or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

The Board has determined that each of Messrs. Shamir, Wills, Fox and Rubinstein, and Dr. Driver, satisfies the independence requirements under the Nasdaq Listing Rules. Therefore, our Board (via all five of its current members) fulfills the Nasdaq majority board independence requirement. In determining that Mr. Wills is an independent director, the Board also considered that while he had the title of Executive Chair of our Board from May 2019 until August 2022, Mr. Wills was not an employee of the Company during that period or at any other time.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications. Each of the five nominees for re-election pursuant to this Proposal 1 has provided the foregoing declaration.

The nominating and governance committee, followed by the Board, cited the following qualifications of the respective nominees as support for the important contributions that we expect them to make to our Company. In keeping with its purpose under its charter, the committee sought to ensure that each of the five director nominees possesses a unique, yet complementary expertise that will continue to contribute to the success of our Company and its operations as a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. The committee and Board noted the reputation and proven track record of our Chairman, Mr. Shamir, as an executive who has built and increased the value of internationally-operating health care companies. Dr. Driver is widely known as a key opinion leader in the field of wound care, in which we operate, based on service on committees for large pivotal clinical trials, having authored many publications and abstracts, and given her past employment at Novartis. Mr. Fox is a leader in M&A in the United States with particular expertise in the biotech and pharmaceutical spaces, and he also brings to our Board expertise in corporate governance, critical matters for a Nasdaq-traded company such as ours. Mr. Rubinstein is experienced in pharmaceuticals and biotech, bringing leadership from Trima Pharma and Taro Pharmaceuticals. Mr. Wills contributes financial expertise, as well management skills, including as having served as executive chairman and interim principal executive officer of a company such as ours in the field of advanced wound care products that was acquired.

We have provided the following more detailed biographical information with respect to each nominee for re-election to the Board, which is based upon the records of the Company and information provided to us by the relevant nominee:

Nachum Shamir has served as Chairman of our Board since August 2022. Mr. Shamir most recently the Chairman, and Chief Executive Officer of Luminex Corporation from 2014 through its sale to DiaSorin S.p.A.(“DiaSorin”) in 2021. Additionally, Mr. Shamir has served as President and Chief Executive Officer of Given Imaging from 2006 through its sale to Covidien (now Medtronic) in 2014. Mr. Shamir currently serves on the Board of Directors of Stereotaxis (NYSE: STXS) and SSI Diagnostica, a private-equity owned diagnostics company. Mr. Shamir holds a Bachelor of Science degree from the Hebrew University of Jerusalem and a Master of Public Administration from Harvard University.

Vickie R. Driver has served as a member of our Board since May 2017. Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver has been a Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) since 2014. She has served for 9 years on the Board of Directors for the Association for the Advancement of Wound Care (“AAWC”), and recently completed her tenure as President for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project. She has just been named to serve as member at large to the Board of Directors of the Wound Healing Society (“WHS”) and Board Member to the Critical Limb Ischemia (“CLI”) Global Society. In addition, she serves on multiple national and international clinical committees that focus on preventing limb loss and improving wound healing in the high risk population. She has served as an investigator for more than 70 important multi center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation- Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. Since 2015, she has served as Director, Translational Medicine, Wound Healing at the Novartis Institute for Biomedical Research. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University.

Mr. David Fox has served as a member of our Board since April 2020. Mr. Fox is the founder and principal of MG30 LLC, investing in legal tech, life sciences, artificial intelligence and technology software, and is a venture partner in Antiportfolio Fund investing in legal tech. He is an advisor to multiple public and private companies. Mr. Fox was a partner at Kirkland & Ellis LLP. He served as a member of its Global Executive Management Committee until 2019. Prior to joining Kirkland, Mr. Fox was a partner with Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its top governing committee. Mr. Fox is a member of the Executive Committee at the Park Avenue Armory and Chairman of the Leadership Council of New Alternatives for Children, which provides support to families caring for medically fragile children. In addition, Mr. Fox is a member of the Executive Committee and is an honorary fellow of the Hebrew University, Jerusalem. He holds an LL.B. degree from the Hebrew University of Jerusalem, Israel.

Shmuel Rubinstein has served as a member of our Board since August 2023. Mr. Rubinstein brings a distinguished record of leadership in the pharmaceutical and biotechnology sectors to our board. Mr. Rubinstein currently serves as Chairman of Trima Pharma and as a director at Strata Skin Sciences (Nasdaq: SSKN), Medison Biotech Keystone Dental and additional private companies. Additionally, Mr. Rubinstein has previously served as a director in Kamada Pharmaceuticals (Nasdaq: KMDA), Clal Biotechnology Industries (TASE: CBI) and Exalenz Bioscience, which was acquired by Meridian Bioscience. Mr. Rubinstein also held the position of CEO at Taro Pharmaceuticals (Nasdaq: TARO), which was subsequently acquired by SUN Pharma.

Stephen T. Wills has served as a member of our Board since May 2017, and served as Chairman of our Board from October 2017 until August 2022, during which time he served as Chairman of our board from May 2019 until August 2022. Mr. Wills serves as Chief Financial Officer (since 1997) and Chief Operating Officer (since 2011) of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He has also served as Chief Financial Officer of of Cactus Acquisition Corp. 1 Limited (Nasdaq: CCTS), a special purpose acquisition company, from November 2021 to March 2023. Mr. Wills served on the boards of Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company from March 2019 through June 2024, when Gamida was acquired by Highbridge Capital Management (chairman of the audit committee, compensation and finance committee member) and of Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve lives of patients with rare and orphan diseases, from September 2019 through April 2023, when Amryt was acquired by Chiesi Farmaceutici (chairman of audit committee and member of the compensation and finance committee). Mr. Wills also served on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school from 2013 to 2024, and its chairman from June 2018 to June 2024. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:

(a)
“RESOLVED, that Mr. Nachum Shamir be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(b)
“RESOLVED, that Dr. Vickie R. Driver be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until her successor is duly appointed and qualified, or until her earlier resignation or removal.”

(c)
“RESOLVED, that Mr. David Fox be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(d)
“RESOLVED, that Mr. Shmuel (Milky) Rubinstein be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(e)
“RESOLVED, that Mr. Stephen T. Wills be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election or election of any of the said nominees. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of each of the resolutions included in this Proposal 1.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolutions approving the re-election of each of Mr. Nachum (Homi) Shamir, Dr. Vickie R. Driver, Mr. David Fox, Mr. Shmuel (Milky) Rubinstein and Stephen T. Wills, as members of our Board.

PROPOSAL 2
REAPPOINTMENT OF SOMEKH CHAIKIN AS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Background

Somekh Chaikin, a member firm of KPMG, independent registered public accounting firm, or Somekh Chaikin, has served as our independent registered public accounting firm since its initial appointment on June 15, 2021. Our audit committee and Board have resolved to nominate Somekh Chaikin for reappointment as our independent registered public accounting firm for the year ending December 31, 2026, and for the additional period until the close of our next annual general meeting of shareholders.

Our shareholders are being requested to approve Somekh Chaikin’s reappointment and authorize our Board (with power of delegation to our audit committee) to fix Somekh Chaikin’s compensation in accordance with the volume and nature of its services.

For a summary of the fees for professional services (consisting of audit fees, audit-related fees and tax fees) rendered to us by Somekh Chaikin for the years ended December 31, 2025 and December 31, 2024, please see Item 16C. “Principal Accountant Fees and Services” of our 2025 Form 20-F, which we filed with the SEC on March 5, 2026, which information is incorporated by reference in this Proposal 2.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that (i) Somekh Chaikin, a member firm of KPMG, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and for the additional period until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the reappointment of Somekh Chaikin. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in this Proposal 2.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the reappointment of, and authorizing the Board (with power of delegation to the audit committee) to fix the remuneration of, Somekh Chaikin, the Company’s independent registered public accounting firm.

PROPOSAL 3
APPROVAL OF CASH BONUS FOR CEO PERFORMANCE IN 2025

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors, and shareholders (in that order).

Mr. Ofer Gonen has served as our Chief Executive Officer (“CEO”) since July 1, 2022. Prior to serving as our CEO, Mr. Gonen served as the chief executive officer and in several other prior positions at CBI, and has more than 20 years of experience in managing life science investments and business collaborations in both the U.S. and Israel.

Under the terms of Mr. Gonen’s compensation package, as approved by our shareholders at our 2022 annual meeting of shareholders in July 2022, Mr. Gonen may be entitled to an annual bonus that will be approved on an annual basis in accordance with the requirements of the Companies Law, depending on certain criteria determined by the compensation committee and Board on an annual basis.

Upon reviewing his and our performance during 2025 and the various successes that we realized during that time, our compensation committee and Board have determined that Mr. Gonen is deserving of a cash bonus in an amount of approximately $206,000. That bonus amount was determined in accordance with his achievement of specific goals that had been set in advance for Mr. Gonen by the compensation committee and Board. That proposed annual cash bonus has furthermore been determined by our compensation committee and Board to be consistent with our current Compensation Policy, as applicable to our CEO.

Both the compensation committee and Board believe that Mr. Gonen earned the proposed cash bonus via his successful performance as our CEO for 2025, and, in particular, due to his achievement of certain R&D, commercial and operations corporate objectives, which had been defined in advance by our compensation committee and Board.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the payment of an annual cash bonus in respect of 2025, in an amount of approximately $206,000, to our Chief Executive Officer, Mr. Ofer Gonen, as described in Proposal 3 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

The vote required for approval of the annual cash bonus for our CEO is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 3 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the annual cash bonus for 2025 for our CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

•
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the CEO’s annual cash bonus for 2025 that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the CEO’s annual cash bonus for 2025 does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our CEO’s cash bonus for 2025, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of our CEO’s proposed annual cash bonus pursuant to Proposal 3, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of Proposal 3.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 3, you should not vote by means of the enclosed proxy card or voting instruction form, or online at www.proxy.com, and you should instead contact our Executive Vice President, General Counsel and Corporate Secretary, Yaron Meyer, at yaronm@mediwound.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 3, but will not be counted towards or against the special majority required for approval of this proposal.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposed annual cash bonus for 2025 for our CEO, Mr. Ofer Gonen.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

In addition to the foregoing proposals, which will be voted upon, at the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025, will be presented. The audited consolidated financial statements for the year ended December 31, 2025, are contained within the 2025 Form 20-F (which is available to shareholders through the SEC website, www.sec.gov, and at our Company’s website, www.mediwound.com). Neither of such websites is a part of this Proxy Statement.

PUBLICATION OF MEETING RESULTS

We will publish the results of the Meeting, including the details of the tallies for the votes on the resolution(s) presented as part of the proposals, in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC within four trading days after the Meeting.

ADDITIONAL INFORMATION

The Company’s 2025 Form 20-F, filed with the SEC on March 5, 2026, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to (as applicable) the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Yavne, Israel March 30, 2026	By order of the Board of Directors: /s/ Nachum Shamir Mr. Nachum Shamir Chairman of the Board of Directors